
Mail Stop 3233

May 3, 2016

<u>Via E-mail</u>
Liu Xiangyao, Chief Executive Officer
Yangtze River Development Limited
183 Broadway
Suite 5
New York, NY 10007

>   **Re: Yangtze River Development Limited**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 31, 2016**
>   **File No. 333-209579**

Dear Mr. Xiangyao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2016 letter.

<u>General</u>

1.   We note your response to comment 1 of our letter. Your disclosure reflects that your assets consist primarily of real estate and that you intend to develop and lease a significant portion of this real estate. We reissue our comment. Please file your next amendment on Form S-11 as required by General Instruction A to Form S-11 and provide the disclosure required by the form.

2.   We note your response to comment 4 of our letter and that you are conducting a best-efforts offering.   Please revise your undertakings in Part II in accordance with Item 512 of Regulation S-K. Additionally, please disclose the date on which your offering will terminate in accordance with Item 501(b)(8) of Regulation S-K. Further, we note your reference to an over-subscription offering. Please tell us why an over-subscription feature is appropriate in a best-efforts offering.

Risk Factors, page 7

3.   We have considered your response to comment three. Given your response and the need to file multiple amendments to your Form 10-K to correct errors, please amend to include risk factor disclosures related to your evaluation of internal control over financial reporting.   Your disclosures should address similar questions outlined within our initial comment.

Description of Business, page 27

Sales and Marketing, page 33

4.   We note your response to comment 12 of our letter. We reissue our comment. We note that you have entered into a Memorandum of Understanding CMST Development (Hankou) Co. Ltd. ("CMST-Hankou"), Shanxi Chamber of Commerce in Hubei ("SCCH") and Wuhan Coal Business Association ("WCBA"). Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe they are not required to be filed. Please ensure you file all required exhibits, including, but not limited to, the employment agreements referenced on page 61. We note that the agreements currently on file were entered into with Kirin International Holding, Inc.

Management's Discussion and Analysis …, page 39

Liquidity and Capital Resources, page 47

5.   We note in your response to comment six where you discuss a commitment letter provided by your majority shareholder who is willing to provide sufficient funding on an as-needed basis.   Given your historical net loss position and negative cash flow from operating activities, please revise to expand your disclosure to discuss the pertinent facts and circumstances related to this commitment letter including any conditions, limitations, and relevant background information of such shareholder to substantiate its ability to perform on such commitments. Your revised disclosure should highlight the fact that the company has incurred net losses for a number of years, currently is not generating revenues, and discuss any other plans by management to alleviate the potential cash flow concerns. Additionally, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

Notes To The Financial Statements, pages F-7 – F-21

6.   We have considered your response to comment six.   We note you discussed the going concern issue with your auditor and your auditor determined that a going concern opinion was not required after due diligence and review of supporting documentation.   Please revise to include a separate footnote describing the principal conditions and events that initially caused your auditor to believe substantial doubt existed and the mitigating factors, such as your business plan, cash flow forecast, and commitment letter provided by your majority shareholder.   Reference is made to paragraph 11 of AU Section 341 of the PCAOB Interim Auditing Standards.

Note 5. Real Estate Property Completed and Note 6. Real Estate Properties and Land Lots Under Development, page F-14

7.   Please tell us, and revise your footnotes to disclose the following:

▪ Provide an exact location for each of your real estate assets

▪ Explain when and how you acquired your real estate assets, and provide a discussion of the source of funds used to acquire the assets

▪ Explain the nature of your ownership interest and disclose whether any other entity has a direct or indirect interest in your real estate assets

▪ Provide a discussion of methodology used to value your assets

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

General

8.   Given your restatement of your financial statements reflected within the amended 10-K, please also file your required Item 4.02 8-K.   The 8-K should include the following;

▪ The date of the conclusion regarding non-reliance

▪ The financial statement years and periods that should no longer be relied upon

▪ A brief description of the facts underlying your conclusion

▪ A statement whether your audit committee or its alternative has discussed this matter with your independent accountants

▪ When the restated financial statements were filed

Item 9A – Controls and Procedures, page 29

9.   We note that in response to comment 18 you have elected to revise your financial
        statements for the accounting error.   Given that you have amended your 10-K for this
        error and previously amended your 10-K for the wrong audit opinion being filed, it would
        appear that your disclosure controls and procedures and internal control over financial
        reporting are ineffective. Please amend your 10-K to revise conclusions accordingly.

        You may contact Wilson Lee at (202)551-3468 or Robert Telewicz, Accounting Branch
Chief, at (202)551-3438 if you have questions regarding comments on the financial statements
and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655
with any other questions.

                                                Sincerely,

                                                /s/ Sonia Gupta Barros

                                                Sonia Gupta Barros
                                                Assistant Director
                                                Office of Real Estate and
                                                Commodities

cc: Gregg E. Jaclin, Esq. (*via e-mail*)